VBI Vaccines Completes Pre-IND Meeting for its Glioblastoma Immunotherapy Candidate

CAMBRIDGE, MA (October 11, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (TSX: VBV) (“VBI”) today announced that it has completed a pre-IND meeting with the U.S. Food and Drug Administration (“FDA”) to discuss the development plan for VBI-1901, VBI’s glioblastoma multiforme (“Glioblastoma” or “GBM”) immunotherapy candidate.

The FDA addressed VBI’s questions related to preclinical data and planned clinical trial design and provided greater clarity on the requirements needed to file an IND to initiate a Phase I/IIa clinical trial in patients with GBM. VBI anticipates filing this IND in the first half of 2017. The FDA will consider a Fast Track designation for VBI-1901 at the time of the IND submission.

“We are encouraged by the productive discussions with the FDA,” said Dr. David E. Anderson, VBI’s Chief Scientific Officer. “Even with aggressive treatment, GBM is universally fatal, with median patient survival of less than 16 months. VBI-1901 may offer a novel approach to treating persons with glioblastoma. We believe that preclinical data supports the clinical advancement of VBI-1901 and we are currently undertaking IND-enabling next steps.”

GBM Program Background

Glioblastoma is among the most common and aggressive malignant primary brain tumors in humans. In the U.S. alone, 12,000 new cases are diagnosed each year1. The current standard of care for treating GBM is surgical resection, followed by radiation and chemotherapy. Even with aggressive treatment, GBM progresses rapidly and is exceptionally lethal, with median patient survival of less than 16 months2.

Targeted immunotherapy may provide a promising adjunct or alternative to conventional GBM treatment. Immunotherapy is a fundamentally different way of treating cancer that stimulates the patient’s immune system to focus its attack on tumors. While conventional therapies are non-specific and may damage surrounding normal tissues, targeted immunotherapy may offer a highly specific and potentially long-lasting treatment approach that leverages the immune system to protect against cancer.

Developing a broadly applicable GBM immunotherapy requires the identification of antigens, used to direct the immune response, that are consistently expressed on tumor cells. A growing body of research has demonstrated that GBM tumors are susceptible to infection by cytomegalovirus (“CMV”), with over 90% of GBM tumors expressing CMV antigens3. In addition, recent research has demonstrated that an anti-CMV dendritic cell vaccination regimen can extend overall survival in patients with glioblastoma4. Thus, effective targeting of CMV antigens may represent an attractive strategy for a GBM immunotherapy.

1 Dolecek TA, Propp JM, Stroup NE, et al. (2012) CBTRUS statistical report: Primary brain and central nervous system tumors diagnosed in the United States in 2005-2009. Neuro Oncol 14(suppl 5):v1–v49.

2 Johnson DR, O’neill BP. Glioblastoma survival in the United States before and during the temozolomide era. J Neurooncol. 2012;107(2):359-64.

3 Mitchell DA, Xie W, Schmittling R, et al. Sensitive detection of human cytomegalovirus in tumors and peripheral blood of patients diagnosed with glioblastoma. Neuro-oncology. 2008;10(1):10-8.

4 Mitchell DA, Batich KA, Gunn MD, et al. Tetanus toxoid and CCL3 improve dendritic cell vaccines in mice and glioblastoma patients. Nature. 2015;519(7543):366-9.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com	1

VBI has leveraged its eVLP Platform and its expertise in anti-CMV immunity to develop VBI-1901, a polyvalent therapeutic vaccine candidate designed to direct an immune response against gB and pp65, two CMV antigens that are highly immunogenic targets during natural infection. The vaccine candidate includes granulocyte-macrophage colony-stimulating factor (“GM-CSF”), an adjuvant that mobilizes dendritic function and enhances Th1-type immunity5.

Preclinical Findings

In preclinical studies, VBI demonstrated that VBI-1901 stimulated immune responses critical to efficacious anti-tumor immunity. In studies conducted using peripheral blood mononuclear cells (“PBMCs”), harvested from healthy subjects and patients with GBM, VBI-1901 stimulated strong CD4+ and CD8+ T cell responses ex vivo, characterized by secretion of IFN-g and CCL3, key biomarkers associated with positive clinical outcomes.

In a mouse study, VBI-1901 induced desired anti-tumor immunity in vivo, expanding both CD4+ and CD8+ T cell responses. Additional preclinical animal studies are planned to determine optimal dosing and formulation properties.

Vaccine Candidate Manufacture and Next Steps

Pilot (50L) scale production of VBI-1901 is now underway at a GMP-compliant facility. VBI has employed electron microscopy to confirm the integrity of the polyvalent eVLPs, with positive interim results. Purity measurements are expected to meet regulatory requirements for clinical evaluation of VBI-1901. VBI anticipates filing an IND in the first half of 2017.

To learn more about VBI’s GBM Immunotherapy Program, visit: http://www.vbivaccines.com/gbm/

About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B (“HBV”) vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vacis approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus (“CMV”) and glioblastoma multiforme (“GBM”). VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

5 Arellano M, Lonial S. Clinical uses of GM-CSF, a critical appraisal and update. Biologics. 2008;2(1):13-27.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com	2

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Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

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Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements. Such forward-looking statements include, but are not limited to: timing for filing the IND, preclinical data supporting clinical advancement of VBI-1901, targeted immunotherapy providing an adjunct of alternative treatment option and the length of such treatment option, the planning of additional preclinical studies and expectations regarding purity measurements.

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Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the company’s current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com	3